UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) FOR THE CALENDAR YEAR ENDED DECEMBER 31, 2003

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

FOR THE TRANSITION PERIOD FROM ___________ TO ______________

Commission File Number: 000-22125

A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

DIAMONDCLUSTER INTERNATIONAL, INC.

401(K) PLAN

B.	NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

DiamondCluster International, Inc.

875 North Michigan Avenue, Suite 3000
Chicago, Illinois 60611

DIAMONDCLUSTER INTERNATIONAL, INC. 401(k) PLAN

Table of Contents

Page
Reports of Independent Registered Public Accounting Firms	1
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002	3
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2003	4
Notes to Financial Statements	5
Schedule
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrative Committee
DiamondCluster International, Inc. 401(k) Plan:

We have audited the accompanying statement of net assets available for benefits of the DiamondCluster International, Inc. 401(k) Plan (the “Plan”) as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2003 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Crowe Chizek and Company LLC

Oak Brook, Illinois
May 25, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrative Committee
DiamondCluster International, Inc. 401(k) Plan:

We have audited the accompanying statement of net assets available for benefits of DiamondCluster International, Inc. 401(k) Plan (the “Plan”) as of December 31, 2002. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards established by the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets available for benefits is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Chicago, Illinois
June 20, 2003

DIAMONDCLUSTER INTERNATIONAL, INC. 401(k) PLAN

Statements of Net Assets Available for Benefits
December 31, 2003 and 2002

	2003	2002
Assets:
Investments, at fair value (Note 3)	$24,690,950	$18,900,322
Cash and cash equivalents	—	123
Receivables:
Contributions receivable from participants	71,175	50,383
Interest receivable on participant loans	—	743
Dividends receivable	2,480	4,501

Net assets available for benefits	$24,764,605	$18,956,072

See accompanying notes to financial statements

DIAMONDCLUSTER INTERNATIONAL, INC. 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2003

Additions to net assets attributed to:
Interest income	$56,857
Dividend income	156,138
Contributions:
Participants	2,840,624
Rollovers	396,996
Net appreciation in fair value of investments	4,876,399
Interest on participant loans	14,321

Total additions	8,341,335

Deductions from net assets attributed to:
Benefits paid to participants	2,515,514
Trustee/recordkeeper fees	17,288

Total deductions	2,532,802

Increase (decrease) in net asset available for benefits	5,808,533
Net assets available for benefits:
Beginning of year	18,956,072

End of year	$24,764,605

See accompanying notes to financial statements

DIAMONDCLUSTER INTERNATIONAL, INC. 401(k) PLAN

Notes to Financial Statements
December 31, 2003 and 2002

(1)	Description of Plan

The following brief description of the DiamondCluster International, Inc. 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information. The Plan was amended in its entirety and restated effective January 1, 2002.

(a)	General

The Plan is a voluntary defined contribution plan for all eligible employees of DiamondCluster International, Inc. and its affiliated employer, DiamondCluster International North America, Inc. (together the “Company”), who meet the minimum age requirement specified in the Plan agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

(b)	Contributions

During the 2003 Plan year, participants could contribute the lesser of $12,000, subject to the limitations set forth in the Internal Revenue Code, or 100% of pretax annual compensation. During 2003, participants over 50 could make additional “catch-up” contributions up to the amount of $2,000. Participants may also contribute amounts representing distributions from other qualified defined-benefit or contribution plans. Participants may direct their contributions in any one or any combination of the Plan’s fourteen investment funds. Three additional funds have been frozen and are no longer available for future contributions. Participants may also direct a percentage of their contributions into Personal Choice Retirement Accounts (PCRA’s), which are self-directed brokerage accounts. The PCRA’s allow participants to direct a percentage of their contributions into Company common stock. The Plan does not currently provide for any Company contributions.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contributions, earnings, and net appreciation on such contributions based on the participant’s elected investment options.

(d)	Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon.

(e)	Payment of Benefits

On termination of service due to death, disability, retirement, or other separation of service with a vested account balance in excess of $5,000, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a specified period of time not exceeding the life expectancy of the participant or the joint life and last survivor expectancy of the participant and a designated beneficiary. If the vested account balance is less than $5,000, the participant or beneficiary will receive a lump-sum distribution.

In-service distributions are allowed for certain cases of financial hardship or upon the participant’s attainment of age 59 1/2.

(f)	Administrative Expenses

Certain administrative expenses were paid directly by the Company. It is not the intention of the Company to obtain reimbursement from the Plan for these payments.

(g)	Participant Loans

Participants are permitted to obtain loans from their Plan accounts while employed by the Company. Participants may borrow a minimum of $1,000 to a maximum equal to the lesser of $50,000 or 50% of their

DIAMONDCLUSTER INTERNATIONAL, INC. 401(k) PLAN
Notes to Financial Statements
December 31, 2003 and 2002

vested account balance. Loan transactions are treated as a transfer from the investment fund to the participant notes fund. Loan terms range from one to five years and up to 15 years for the purchase of a primary residence. Loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with the local prevailing rates as determined quarterly by the Plan administrator. Interest rates on loans outstanding at December 31, 2003 range from 5.25% to 10.5%. Principal and interest are paid ratably through semi-monthly payroll deductions, and repayments are reinvested into the participant’s account according to the current investment election.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements are prepared on the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates. Investment valuations are particularly subject to change in the near term.

(c)	Investment Valuation and Income Recognition

The assets of the Plan are held by the Plan trustee. The Plan’s investments are recorded at fair value based on quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method. Participant loans are valued at cost, which approximates fair value. Interest and dividend income on investments is recognized as earned.

The Plan’s investment activities as presented in the statement of changes in net assets available for benefits include the net appreciation/depreciation in fair value of investments, which consists of the realized gains or losses on investment sales, and the unrealized appreciation or depreciation on investments held at year end.

(d)	Payment of Benefits

Benefits are recorded when paid.

DIAMONDCLUSTER INTERNATIONAL, INC. 401(k) PLAN
Notes to Financial Statements
December 31, 2003 and 2002

(3)	Investments

The fair value of individual investments which represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2003 and 2002 are as follows:

	December 31,
Description	2003	2002
Baron Asset Fund	$3,354,795	$2,753,663
Founders Growth Fund	20,332	2,445,389
Ivy International Fund	13,973	1,121,803
Schwab 1000 Fund	4,900,053	3,427,385
Strong Government Securities Fund	1,409,274	1,507,232
Schwab Retirement Money Fund	6,029,359	2,474,427

The amounts reflected in the table above include shares of the Schwab Retirement Money Fund held in Personal Choice Retirement Accounts as of December 31, 2003 and 2002 and shares of the Baron Asset Fund held in Personal Choice Retirement Accounts as of December 31, 2002.

During 2003, the net appreciation on the Plan’s investments, including realized and unrealized gains and losses, appreciated in value as follows:

Description	2003
Mutual Funds	$4,252,461
Common Stock	623,938

$4,876,399

The Plan provides for investments in common stock, mutual funds, bonds, and money market funds that, in general, are exposed to various risks, including interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and individual participant accounts.

(4)	Party-in-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan allows participants to invest their account balances in shares of certain mutual funds and a money market fund managed by The Charles Schwab Corporation. Charles Schwab Trust Company is the trustee as defined by the Plan and Schwab Retirement Plan Services, Inc. serves as the Plan’s recordkeeper and, therefore, these transactions qualify as party-in-interest transactions. The value of these investments at December 31, 2003 and 2002 was $11,459,462 and $6,520,530, respectively. Fees paid by the Plan to the trustee/recordkeeper total $17,288 for the year ended December 31, 2003.

DIAMONDCLUSTER INTERNATIONAL, INC. 401(k) PLAN
Notes to Financial Statements
December 31, 2003 and 2002

The Plan also allows participants to invest their account balances in shares of DiamondCluster International, Inc. common stock. The number of shares of DiamondCluster International, Inc. common stock held by the Plan at December 31, 2003 and 2002 was 93,983 shares and 86,828 shares, respectively. The value of these shares at December 31, 2003 and 2002 was $958,627 and $272,640, respectively. No dividends were paid on these shares during the years ended December 31, 2003 and 2002. These transactions also qualify as party-in-interest transactions.

The Plan also allows participants to take loans from their accounts in the Plan. These investments also qualify as party-in-interest and totaled $164,526 and $239,242 at December 31, 2003 and 2002, respectively.

(5)	Tax Status

The Plan obtained its latest determination letter on May 1, 2003, in which the Internal Revenue Service informed the Company that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code. The Plan’s trustee and administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

(6)	Plan Termination

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time, subject to the provisions set forth in ERISA.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the Plan have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized in the City of Chicago, State of Illinois, on June 23, 2004.

DiamondCluster International, Inc. 401(k) Plan
(Name of Plan)

/s/ William R. McClayton

Name: William R. McClayton
Its: Plan Administrator

/s/ Karl E. Bupp

Name: Karl E. Bupp
Its: Plan Administrator

DIAMONDCLUSTER INTERNATIONAL, INC. 401(k) PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2003

Name of Plan Sponsor: DiamondCluster International, Inc.
Employer Identification Number: 36-4069048
Plan Number: 001

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor,	Rate of Interest, Collateral,	(d)	(e)
(a)	or Similar Party	Par or Maturity Value	Cost(1)	Current Value
		Domestic equity funds:
	Ameristock Funds	Ameristock Fund		$441,110
	Barclays Global Investors	Barclays GL Inv Lifepath 2010		11,156
	Barclays Global Investors	Barclays GL Inv Lifepath 2020		49,324
	Barclays Global Investors	Barclays GL Inv Lifepath 2030		123,152
	Barclays Global Investors	Barclays GL Inv Lifepath 2040		25,101
	Baron Funds	Baron Asset Fund		3,354,795
	FMI Funds	FMI Common Stock Fund		224,580
	Dreyfus Founders	Founders Growth Fund		20,332
	Heritage Funds	Heritage Capital Appreciation Fund		492,162
	AIM Investments	Invesco Total Return Fund		4,281
	JP Morgan	JP Morgan Small Cap Equity Sel Fund		178,979
*	Schwab	Schwab 1000 Fund		4,900,053
	Van Kampen	Van Kampen Equity Income CI A Fund		387,894

		Total domestic equity funds		10,212,919

		International equity funds:
	Ivy Funds	Ivy International Fund		13,973
	William Blair	William Blair Int’l Growth Fund		681,530

		Total international equity funds		695,503

		Money market funds:
*	Schwab	Retirement Money Fund		4,329,551
		Fixed income funds:
	Strong Funds	Strong Government Securities Fund		1,409,274
		Common Stock:
*	DiamondCluster International, Inc.	DiamondCluster International, Inc.		958,627
		Self-directed brokerage accounts:
	Various	Personal Choice Retirement Accounts (PCRA)		6,915,167
		Other investments:
	Alliance Capital Mgmt	Alliance Capital Management Ltd Partnership		5,383
*	Plan participants	Participant loans (interest ranging from 5.25% to 10.5% and maturities ranging from 2004 to 2012)		164,526

				$24,690,950

* Represents a party-in-interest.

(1) Participant-directed investments; cost is not required to be reported.

Exhibit
Number	Description
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Independent Registered Public Accounting Firm